Contact

www.linkedin.com/in/trbrogunier
(LinkedIn)

Top Skills

Social Media
Advertising
Photography

Languages

English
French

Certifications

Guest Lecturer at University of Georgia
Invitation to Top 50 Tech Visionaires of 2020 Award
Accepted to 2020 Hinton Center Leadership Chatuge

Publications

Business Leader Profile
Brooklyn's Black Cowboys

Tobin B.

Founder, CEO at Virtual Storefronts
Atlanta Metropolitan Area

Summary

Tobin has spent over two decades working with the most sophisticated media publishing and technology tools available in the biggest cities in the US including NYC MPLS SF & ATL. Now he brings his love of enterprise solutions and seemless simplicity to give the smallest shops in the world their greatest marketing edge - to work together to become one of the single largest web presences on the internet.

A leading expert on the effects of technology on small independent local businesses in the United States in the post-industrial era. Brogunier (pron. bro-gun-yay) studies franchise saturation; ecommerce domination; and radically changing consumer trends including the virtualization of sales, a trend that has shifted to become 'the new normal' in a Covid era consumer landscape.

Since 2010, Tobin has researched the effects of technology, networks, virtualization on local independent businesses, and has spent tens of thousands of hours over 30 years working with small businesses and major corporate leaders in branding, marketing, identity and audience development in New York City, Minneapolis and Atlanta. Brogunier runs the Virtual Storefronts Cherokee County Pilot Program from the USpace field office on Main Street in Andrews, North Carolina, a small rural community of 1700 about 100 miles north of Atlanta.

Tobin holds an English degree from Oberlin College and lives in Andrews with his wife Rachel and assorted furballs.

Experience

Virtual Storefronts
Founder
March 2020 - Present (2 years 10 months)
Atlanta, Georgia, United States

USpace® by Unpublished Space LLC

4 years 4 months

Virtual Storefronts Cherokee County Pilot Program

January 2021 - Present (2 years)

Andrews, North Carolina, United States

Working to bring local businesses together to solve the shoppers problem by creating a deep inventory of locally available products, services, and brands that competes directly with Amazon and big box stores.

CEO

September 2018 - Present (4 years 4 months)

Greater Atlanta Area

USpace uses discrete connections, private communications, and a business model focused on efficient outcomes without ads or data-gathering to transform the global network into a powerful tool to conduct real life business with staff, vendors and any client in the world - in a single centralized feed customized to you, your staff, your vendors, and your clients. I manage day to day operations, set vision, work with investors, and guide development.

Flood Content

Social Sales Director

March 2017 - September 2018 (1 year 7 months)

Asheville, North Carolina Area

Our expertise is in upscale ‘big ticket’ retail sales. We are currently developing content marketing sales programs for designer furniture; mid-range luxury car sales; financial services; and solar installations. Our philosophy is ‘Facebook first,’ because Facebook is the ‘go to’ public relations channel for the world. We believe the public ‘face’ of your business should on Facebook first.

Our typical client has undersold ‘unique business assets’ with significant untapped sales potential. Their social media presence is not highly developed. Flood creates high value content assets (custom articles and visuals) and leverages them across every media channel in play including crossposting with aligned groups and pages, reaching out to traditional press in target markets, and targeting niche audiences with links to custom content which brings them back to the sales.

Oxsprings, LLC aka Oxsprings Media

3 years 8 months

Marketing Consultant

November 2014 - May 2018 (3 years 7 months)

Tobin works with a select group of clients as a consultant to build client brand identity, best business and marketing practices, and finally, messaging and deployment of marketing only after brand has been solidified.

Primarily work with sole proprietors and other small business owners who have struggled with brand identity. Some clients can take up to a year of core brand development before effective marketing can be deployed.

Owner & Director

October 2014 - May 2018 (3 years 8 months)

Oxsprings expands the reach, effectiveness and profitability of our member businesses through socially-progressive branding; social media voice; and content production for online media.

We believe in what is called ‘the double bottom line,' that wealth can not be measured exclusively in dollar terms. We accept monetary wealth as one form of wealth. However, if monetary wealth is generated in isolation, it does not have a chance to add value because of the barriers associated with infusing it into the local economy.

Oxsprings provides quality local businesses with photography, branding, and marketing services generally only accessible to national corporations. We do this by collecting fees from a broad variety of quality local business clients. Brand identity is developed individually by showing business authenticity. We also use visual and written narratives to demonstrate how each quality local business functions as an integral part of the prosperity of the local economy in contrast to nationally and internationally owned big box counterparts.

We accept as our challenge and mission to out-market nationally owned big box competitors by proving our case to the local public through our media channels: That spending and investing in local business is the better decision for the savvy consumer, inclusive of all factors including price point and service.

As socially-conscious capitalists, we choose local marketing endeavors over global marketing endeavors because we firmly believe local business will experience the strongest business growth curve in the 21st Century.

Tobin Russell Photography
Principal Photographer
January 1999 - May 2018 (19 years 5 months)
Athens, Georgia Area

Like Benjamin Franklin always considered himself a printer first, Tobin has been a photographer from the start. Tobin has been working professionally since 1994 in Maine (where he grew up), San Francisco, Manhattan, Minneapolis and Athens, Ga. He began as a photojournalist style wedding photographer at wealthy Manhattan events; transitioned to commercial photography in Minnesota in 2004; then moved primarily into photography as a social media marketing application after moving to Athens, Ga in 2010, although he still holds several commercial clients in Atlanta and Athens.

Today, Tobin Russell Photography provides professional commercial photography to clients in Athens and Atlanta. This studio is also the primary source of imagery for ShopAthens on Instagram.

ShopAthens on Instagram
Director
June 2015 - September 2016 (1 year 4 months)
Athens, Georgia Area

ShopAthens is a paid business service. Currently with 1000+ followers, ShopAthens features quality photography and stories showcasing the products and people of a group of quality local businesses on a single Instagram feed. By showing how our businesses are an integral part of the Athens experience, we develop brand loyalty and drive business with story driven marketing.

ShopAthens also provides our partner businesses a variety of business services including PR services and in-house image licensing services.

Art Rocks Athens Foundation
Publicity Director
September 2013 - June 2014 (10 months)

Independent openings for three major simultaneous exhibitions at Georgia Museum of Art; Lamar Dodd School of Art; Lyndon House joined with four live performances throughout the month of May in Athens, Georgia. Contracted as manager of public relations between organization curators, directors, contributors; and media. Channeling clear messaging regarding openings, closings, themes, famous guests (including Cindy Wilson, Fred Schnieder, Vanessa Hay, Michael Lachowski, Chris Rassmussen, Keith Bennett, Dana

Downs and many others) to key media in Athens and Atlanta. Management of social media page and publicity at Facebook.com/ArtRocksAthens. Hired as independent contractor.

Twin Cities Entrepeneurs
Member
2006 - 2007 (1 year)

1000 Words Photography
Sole Proprietor
March 1999 - June 2004 (5 years 4 months)

NYC documentary studio.
Work includes: NYC Transportation Suite, NYC Metro; Sunday Best studio portraits, Brooklyn; Federation of Black Cowboys, Bklyn; Hair and Fashion, Brooklyn; Broken Valley street portraiture; Brooklyn; New Yorkers for Parks - 3 boro park documentation, Bronx, Queens & Staten Island.

Affiliations, published, etc: a21 group, Manhattan; The Half King Restaurant, Manhattan; New Yorkers for Parks, Manhattan; Love Heals, Manhattan; Friends of the High Line, Manhattan; Fader Magazine, Manhattan; TBWA \Chiat, Los Angeles

Education

Oberlin College
Bachelor of Arts, English Language and Literature/Letters · (1991 - 1995)

Bangor High School
High School Diploma, Chemistry · (1987 - 1991)